FNX CONSOLIDATES 100% OWNERSHIP OF ITS SUDBURY ASSETS

TORONTO: October 5, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) announces that it will consolidate 100% ownership of its Sudbury assets, including the operating McCreedy West mine (Inter Main and PM deposits), the Levack mine and the Podolsky mine.  FNX is now the third substantial producer in the Sudbury mining camp.

Terry MacGibbon, President and CEO of FNX, stated, “FNX now owns 100% of its Sudbury assets and is well positioned to maximize value through exploration, development and production. FNX will now have all of the upside potential of the Sudbury assets, including the recent Levack Footwall discovery. Consolidation of these assets provides far greater flexibility for FNX to pursue the best course of growth, including the possible purchase of additional mineral properties and mines plus the expansion of its current mining operations.  We are encouraged that the majority of our shareholders have already endorsed the strategic merits of this transaction.”

In the agreement, FNX will exchange 20.5 million common shares, representing a 26.2% fully diluted shareholding in FNX, for Dynatec Corporation’s 25% interest in the Sudbury Joint Venture and Dynatec’s 50% interest in Aurora Platinum. At the current FNX share price, FNX will potentially have a market capitalization of approximately $1.1 billion, after completion of the transaction. The agreement includes a voting trust, standstill and right of first refusal and requirements for broad distribution of the shares on sale.

FNX has already obtained the required consent resolutions from holders of 55.7% of its issued and outstanding common shares authorizing the transaction to occur, as required by the applicable rules of the American and Toronto stock exchanges. With the disclosure of the terms of acquisition, all shareholders who signed the consent resolution are now free to resume trading FNX shares. Completion of the transaction is therefore subject only to the signing of the Mining Services Agreement described below and receipt of necessary regulatory approvals. The transaction is expected to close on or after October 21, 2005.

FNX has acquired not only assets, but also will acquire an experienced and professional operating team to provide the mining competency necessary to continue to develop and mine the Company’s properties efficiently.  Dynatec will become the mining contractor for two years and will work at the direction of FNX management.  The completion of the Mining Services Agreement between FNX and Dynatec is a condition of closing the transaction.

Terry MacGibbon continued, “We believe the transition from explorer to developer and, now, operator is a very important part of our transformation to a mid-tier mining company and we have taken great pains to get this part of the deal right.  We refuse to expose our shareholders to significant new operating risks by including a sensible transition period. We are confident that the Mining Services Agreement will realize continued efficiency and profitability.”

Transaction

The material terms of the transaction, as disclosed in a news release earlier today, are as follows:

(a)

FNX acquires Dynatec’s 25% interest in the Sudbury Joint Venture and 50% interest in Aurora Platinum

(b)

FNX will issue 20,500,000 common shares of FNX (each, a “Common Share”) to Dynatec;

(c)

FNX and Dynatec will enter into a Voting Trust agreement with a term of three years pursuant to which votes attached to the Common Shares held by Dynatec will be voted in line with FNX board recommendations on various fundamental changes and initiatives (including, among other matters, mergers, acquisitions and the nomination of directors to the FNX board), such agreement ceasing to be in effect should Dynatec’s ownership stake in FNX decline below 10% on a fully-diluted basis;

(d)

Dynatec has entered into a Standstill Agreement with FNX having a three year term that restricts Dynatec’s ability to buy additional Common Shares;

(e)

Dynatec may only sell its Common Shares via a broad distribution.

(f)

FNX will have a Right to First Refusal to designate the purchasers of Common Shares to be sold by Dynatec for a period of 10 business days at a price to be mutually agreed upon by Dynatec, FNX and the investment dealer or syndicate of investment dealers selling such Common Shares  in the event that Dynatec elects to sell any of its Common Shares;

(g)

in the event that Dynatec wishes to distribute the Common Shares that it holds, FNX will take steps, at Dynatec’s cost, as are necessary to qualify by prospectus the distribution of such Common Shares;

(h)

Dynatec will have FNX board representation proportional to its fully diluted ownership position for a period of three years (such representation being dependent upon Dynatec maintaining an ownership stake in FNX of at least 10% on a fully-diluted basis);

(i)

FNX will purchase, at the option of Dynatec, $10 million of Dynatec common shares in the next Dynatec offering of common shares to the public at the issue price of the offering, provided that the offering is for a minimum of $100 million and is completed within 12 months of the closing of the acquisition; and

(j)

Dynatec will provide contractor mining services at the Sudbury properties from the closing of this transaction until December 31, 2007, subject to FNX having control and direction over the services provided by Dynatec. Under the mining services agreement to be finalized by the closing of this transaction, Dynatec will be paid a fee on a cost reimbursement basis that includes a fixed and variable component.

Before giving effect to these transactions, FNX has issued and outstanding 55,395,272 common shares and Dynatec has issued and outstanding 217,464,651 common shares, including 7,716,594 shares held by FNX.  After completion of this transaction and assuming no other further changes to the share capital of either company, Dynatec will own 20.5 million of 75.9 million issued and outstanding common shares and 78.3 million fully diluted shares of FNX.

BMO Nesbitt Burns is acting as financial advisor to FNX.

 Conference Call

FNX will be hosting a conference call on Thursday, October 6, 2005 at 1:00 pm Eastern Time.  Conference call numbers are:

Live in North America:

416-406-6419 or 1-888-575-8232

Access Code: Ask for FNX Mining conference call

A replay will be available until midnight, October 21, 2005 at:

416-695-5800 or 1-800-408-3053

Access Code: 3164811#

Slides for the conference call may be accessed on the Company’s website home page at www.fnxmining.com

Forward-looking Statement

This news release contains certain forward-looking statements, including statements about the acquisition by FNX of certain assets from Dynatec, the proposed terms and timing of the acquisition and the anticipated benefits of the acquisition to FNX.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements, including risks relating to the parties’ ability to complete the acquisition and to obtain the necessary approvals, risks relating to FNX’s ability to realize the anticipated benefits of the acquisition and other risks disclosed in FNX’s filings with the SEC and Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

Ronald P. Gagel, Vice President and CFO

Tel: 416-368-0990, Fax 416-360-0550, Email: rgagel@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,